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Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
Form 10-K for the fiscal year ended March 31, 2013
Filed June 17, 2013
File No. 001-33861

Dear Ms. Cvrkel:

On behalf of Motorcar Parts of America, Inc. (the “Company”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 13, 2014 related to the above-referenced report on Form 10-K filed for the fiscal year ended March 31, 2013 which was filed on June 17, 2013 (the “Form 10-K”).

For your convenience, the response below corresponds to the italicized comment that immediately precedes it, which has been reproduced from the Comment Letter.

* * * *

March 18, 2014

Form 10-K for the fiscal year ended March 31, 2013
General

1.	At the conclusion of our comment letter dated February 12, 2014, we requested that you provide us with a written statement with certain acknowledgements. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgements. Please be advised that we have reproduced the original request at the conclusion of this letter.

Response: We have provided, on the final page of this correspondence, a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments.

* * * *

March 18, 2014

Once you have had time to review the Company’s response to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk
Steven B. Stokdyk
of Latham & Watkins LLP

cc:	Michael Umansky, Motorcar Parts of America, Inc.
Selwyn Joffe, Motorcar Parts of America, Inc.
David Lee, Motorcar Parts of America, Inc.
Kevin Daly, Motorcar Parts of America, Inc.

March 18, 2014

Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503
(310) 471-1288

VIA EDGAR

Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
Form 10-K for the fiscal year ended March 31, 2013
Filed June 17, 2013
File No. 001-33861

Dear Ms. Cvrkel:

This letter expresses our acknowledgement that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Umansky
Michael Umansky
Vice President and General Counsel of Motorcar Parts of America, Inc.